# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1911 WALKER AVE, MONROVIA, California (CA), 91016
Date of event which requires filing of this statement: 10/07/2025
Filed by CIK 0001912273
Persons authorized to receive notices and communications: Christopher Min Fang Wang, Unit 3703, 37/F AIA Tower, 183 Electric Road, North Point, Hong Kong, Hong Kong (K3), 00000, 852 37933457; Douglas Freeman, Esq., Goodwin Procter (Hong Kong) LLP, 38 Flr, Edinburgh Twr, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 00000, 852 3658 5328; Leonard Wood, Esq., Goodwin Procter LLP, The NYT Building, 620 Eighth Avenue, New York, New York (NY), 10018, 1 212 459 7058

## Reporting persons
- Yunqi Path Capital Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Limited (CIK 0001912273): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Cayman Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Christopher Min Fang Wang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 1911 WALKER AVE, MONROVIA, California (CA), 91016
Comment: This Amendment No. 1 amends the statement on Schedule 13D filed by Yunqi Capital Limited and other Reporting Persons on September 22, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons hold the Shares for investment purposes and first acquired Shares in 2023.

On August 5, 2025, the Issuer announced that it had entered into a definitive merger agreement (the "Merger Agreement"), pursuant to which Alcon will acquire the Issuer (the "Proposed Merger"). On September 15, 2025, Broadwood Partners, L.P. and its affiliates filed a preliminary proxy statement for the purpose of soliciting proxies from stockholders against approving the Proposed Merger and detailing their reasons for such opposition. On September 16, 2025, the Issuer filed its definitive proxy statement for the purpose of soliciting proxies from stockholders to approve the Proposed Merger.

On September 22, 2025, the Reporting Persons issued via press release (the "Initial Press Release") an open letter to stockholders of the Issuer disclosing the Reporting Persons' intention to vote against the Proposed Merger at a special meeting of stockholders of the Issuer scheduled to be held on October 23, 2025. The Initial Press Release detailed the reasons for the Reporting Persons' opposition to the Proposed Merger, including that: (i) the Reporting Persons believe a deficient process was conducted in relation to the Proposed Merger, (ii) the Reporting Persons disagree with the Issuer's bleak assessment of the macroeconomic climate in China which contributed to the Issuer's agreeing to a low price with Alcon, and (iii) the Reporting Persons believe the Proposed Merger significantly undervalues the Issuer. The foregoing description is qualified by reference to the full text of the Initial Press Release, which was attached as Exhibit B to the Schedule 13D filed by the Reporting Persons on September 22, 2025.

From September 26 to October 6, 2025, the Issuer issued an investor presentation and press releases discussing the Proposed Merger.

On October 7, 2025 (Hong Kong time), the Reporting Persons issued via press release (the "Second Press Release") a second open letter to stockholders of the Issuer discussing the Reporting Persons' continued intention to vote against the Proposed Merger. The Second Press Release details the Reporting Persons' concerns that the Issuer significantly underestimates the strengh of its business, particularly with respect to its performance and outlook in its largest market, China. The foregoing description is qualified by reference to the full text of the Second Press Release, which is attached as Exhibit D to this Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, taking into account the Proposed Merger. Depending on various factors including, without limitation, the Issuer's financial position, the terms of the Merger Agreement, a potential superior offer, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, the Reporting Persons may consider contact with members of the Issuer's management, Board, other significant stockholders, and potential alternative strategic and financial partners for the Issuer regarding alternatives that could be employed to create additional shareholder value, whether in the near or long term.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit D: Press Release, dated October 7, 2025

## Signatures
- Yunqi Path Capital Master Fund: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (10/07/2025)
- Yunqi Capital Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (10/07/2025)
- Yunqi Capital Cayman Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (10/07/2025)
- Christopher Min Fang Wang: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang (10/07/2025)